

J.P.Morgan

February 2014

J.P. Morgan Structured Investments

**The S&P 500® Dividend Aristocrats
Risk Control Excess Return Indices
Strategy Guide**

J.P.Morgan

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and JPMorgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

CDs linked to the S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index or to the S&P 500® Dividend Aristocrats Risk Control 10% Excess Return Index (together, the "Indices") are our senior unsecured obligations and are not secured debt. Investing in these CDs is not equivalent to a direct investment in the Indices or the S&P 500® Dividend Aristocrats Total Return Index.

Investments in CDs linked to the Indices require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the CDs mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the CDs linked to the Index use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. The results obtained from such "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Indices. J.P. Morgan provides no assurance or guarantee that the CDs linked to the Indices will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

J.P.Morgan

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in CDs or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

"Standard & Poor's®," "S&P®," "S&P 500®," "S&P 500® Dividend Aristocrats," "S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index," and "S&P 500® Dividend Aristocrats Risk Control 10% Excess Return Index" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of purchasing CDs generally or financial instruments issued by JPMorgan Chase & Co. S&P has no obligation or liability in connection with the administration, marketing, or trading of products linked to the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices.

Overview

The S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index and the S&P 500® Dividend Aristocrats Risk Control 10% Excess Return Index (together, the "Dividend Aristocrats Risk Control Indices" or the "Indices") provide investors with exposure to the U.S. equity market via "blue chip names" in the S&P 500® Dividend Aristocrats Total Return Index (the "Aristocrats Index"), with a volatility control mechanism that targets a specific volatility by varying the daily exposure of the applicable Dividend Aristocrats Risk Control Index to the S&P 500® Dividend Aristocrats Total Return Index. The volatility control mechanism seeks to create a more consistent risk-return profile for the Dividend Aristocrats Risk Control Indices.

The Dividend Aristocrats Risk Control Indices track the return of the S&P 500® Dividend Aristocrats Total Return Index (the "Underlying Index") over and above a short-term money market investment. In other words, the Dividend Aristocrats Risk Control Indices calculate the return on an investment in the S&P 500® Dividend Aristocrats Total Return Index where the investment was made through the use of borrowed funds. Thus, the return of the Dividend Aristocrats Risk Control Indices will be equal to that of the investment in the S&P 500® Dividend Aristocrats Total Return Index less the associated borrowing costs.

The exposure of the Dividend Aristocrats Risk Control Indices to the Underlying Index can range from 0% to 150%, and is determined by the level of observed volatility in equity returns. This exposure is dynamically adjusted on a daily basis to target a specific level of volatility, though there is no guarantee the Index will achieve this target. The S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index targets 8% volatility and is published to Bloomberg under the ticker SPXD8UE. The S&P 500® Dividend Aristocrats Risk Control 10% Excess Return Index targets 10% volatility and is published to Bloomberg under the ticker SPXD10UE.

Key features of the Indices include:

- exposure to the S&P 500® Dividend Aristocrats Total Return Index with the benefit of a risk control mechanism that targets a specific annualized volatility that is expected to be lower than the historical observed volatility of the S&P 500® Dividend Aristocrats Total Return Index
- exposure adjusted on a daily basis with the ability to employ leverage of up to 150% during periods of low volatility
- closing levels published daily by Standard & Poor's on Bloomberg

The following graph illustrates the historical performance of the S&P 500® Index and S&P 500® Dividend Aristocrats Risk Control Indices based on hypothetical back-tested closing levels from February 27, 2004 through August 24, 2010, and actual historical closing levels from August 25, 2010 through February 28, 2014. For a summary of annualized return and observed volatility for these indices over this period, please see the table below. There is no guarantee that the S&P 500® Dividend Aristocrats Risk Control Indices will outperform the S&P 500® Index, the S&P 500® Dividend Aristocrats Total Return Index or any alternative strategy during the term of your investment in notes linked to the S&P 500® Dividend Aristocrats Risk Control Indices.

J.P.Morgan

Hypothetical and Historical Performance of the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices (February 27, 2004 — February 28, 2014)



Summary of Hypothetical and Historical S&P 500® Risk Dividend Aristocrats Risk Control Indices (February 27, 2004 — February 28, 2014)

	Annualized return	Annualized volatility
S&P 500® Index	4.97%	22.21%
S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index	4.87%	8.01%
S&P 500® Dividend Aristocrats Risk Control 10% Excess Return Index	6.02%	10.02%

Source: Bloomberg and J.P. Morgan

Note: Because the Dividend Aristocrats Risk Control Indices did not exist prior to August 24, 2010, all retrospective levels provided above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not be true during future periods. The variations used in producing simulated historical data from those used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Annualized return" is calculated arithmetically and was not calculated on a compound basis.

"Annualized volatility" means the standard deviation of each Index's arithmetic daily returns scaled for a one-year period based on the period from August 31, 2004 through February 28, 2014.

The Indices are excess return indices, representing unfunded positions in the Underlying Indices. The borrowing weight is generally based on a synthetically rolling 3-month bond, with reference to the 2-month and 3-month U.S. LIBOR rates. The hypothetical cost of borrowing reflected in the Index may partially or totally offset any gains from the dividend reinvestment feature included in the S&P 500® Dividend Aristocrats Total Return Index.

J.P.Morgan

Index Description

The S&P 500[®] Dividend Aristocrats Risk Control Excess Return Indices are intended to provide a performance benchmark that (1) invests in the S&P 500[®] Dividend Aristocrats Total Return Index; (2) algorithmically adjusts the leverage of its investment to attempt to decrease exposure in times of high volatility and increase exposure in times of low volatility, with a constant target volatility; and (3) is made with borrowed money and therefore funded at a synthetically rolling 3-month LIBOR with reference to the 2-month and 3-month U.S. LIBOR rates[1]. This section will describe how the Aristocrats Risk Control Indices attempt to achieve these goals.

The S&P 500[®] Dividend Aristocrats Total Return Index

■ S&P 500[®] Dividend Aristocrats Total Return Index, sponsored by Standard & Poor's ("S&P"), aims to measure the performance of companies within the S&P 500[®] Index that have followed a policy of increasing dividend every year for at least 25 consecutive years[2].

■ The index constituents are selected annually with a minimum of 40 stocks, rebalanced to equal weights on a quarterly basis.

■ We believe that stable and increasing dividends are sometimes used by a company's management as a signal of confidence in a company's prospects.

■ The Index is often viewed as a measure of the performance of "blue chip" companies because the dividend payment track record required as an index criteria can be viewed as an indication of corporate maturity and capital strength. Because the index criteria are based on a track record of increasing dividends, rather than on high dividend yields, the index is not expected to have a high concentration in typical high dividend yield sectors such as financials and utilities.

■ From February 27, 2004 through February 28, 2014, the hypothetical historical performance of the Dividend Aristocrats Total Returns Index shows a total return of 10.84% per annum as compared to 7.57% per annum for the S&P 500[®] Total Return Index, with less volatility. Past hypothetical or historical performance is not indicative of future results.

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[1] The hypothetical cost of borrowing reflected in the Index may partially or totally offset any gains from the dividend reinvestment feature included in the S&P 500[®] Dividend Aristocrats Total Return Index.

[2] The Dividend Aristocrats Index is constructed to have at least 40 names. If there are less than 40 names in the S&P 500[®] Index that have followed a policy of increasing dividends every year for at least 25 years, S&P relaxes this criterion in order to reach 40 names. As of As of September 30, 2013 there were 54 names in the Index. For further details on the construction of Aristocrats Index please review the applicable product supplement.

J.P.Morgan

Hypothetical Performance of the S&P 500® Total Return Index and the S&P 500® Dividend Aristocrats Total Return Index (February 27, 2004 — February 28, 2014)



Source: Bloomberg and J.P. Morgan. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. There is no assurance the Index will outperform the S&P 500® Total Return Index, the S&P 500® Dividend Aristocrats Risk Control Index, or any alternative investment strategy.

Summary of Hypothetical S&P 500® Risk Dividend Aristocrats Control Index (February 27, 2004 — February 28, 2014)

	Annualized return	Annualized volatility
S&P 500® Total Return Index	7.16%	22.21%
S&P 500® Dividend Aristocrats Total Return Index	10.04%	20.93%

Hypothetical, historical performance measures: Represent the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing from February 27, 2004 through August 24, 2010, and the actual historical performance of the Index based on the daily Index closing level from August 25, 2010 through February 28, 2014, as well as the performance of the S&P 500® Total Return Index over the same period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns calculated arithmetically (not compounded). There is no guarantee the relevant Index will outperform the S&P 500® Total Return Index, the S&P 500® Dividend Aristocrats Total Return Index or any alternative investment strategy. Sources: Bloomberg and JPMorgan.

Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the S&P 500® Total Return Index and the S&P 500® Dividend Aristocrats Total Return Index. Volatility represents the annualized standard deviation of the relevant Index's arithmetic daily returns since August 31, 2004.

For information on the companies currently composing the S&P 500® Dividend Aristocrats Total Return Index, please see the section titled "S&P 500® Dividend Aristocrats Total Return Index Current Composition" below.

J.P.Morgan

Dynamic Exposure to facilitate Targeted Volatility

The exposure to the S&P 500® Dividend Aristocrats Total Return Index can range for each of the Indices between 0% and 150% and is determined by the level of observed volatility in equity returns. The exposure to the S&P 500® Dividend Aristocrats Total Return Index is adjusted on a daily basis to target a specific level of volatility. Volatility is a measurement of the variability of returns based on historical performance and, in the case of the Indices, is calculated using exponential weightings to give more significance to recent observations. In addition, a short-term measure and a long-term measure of volatility are used to cause the Index to deleverage quickly, but increase exposure more gradually on a relative basis. If the volatility level reaches a threshold that is above the target volatility, exposure to the S&P 500® Dividend Aristocrats Total Return Index is reduced and the cash level is increased to maintain the target volatility. If the risk level is too low, the Index will employ a leverage factor greater than 100% to maintain the target volatility.

The following graph illustrates the hypothetical back-tested exposure for the Dividend Aristocrats Risk Control Indices to the Underlying Index as well as the observed volatility. For the purposes of this graph, volatility is calculated according to Standard & Poor's® official methodology used in the calculation of the S&P 500® Dividend Aristocrats Risk Control Index.



Hypothetical Index leverage and volatility (February 27, 2004 — February 28, 2014)

- S&P 500® Dividend Aristocrats Total Return Index Realized Volatility (left axis)
- 10% Risk Control Index Leverage (right axis)
- 8% Risk Control Index Leverage (right axis)

Source: Bloomberg and J.P. Morgan. **Volatility** is calculated from the historical returns, as applicable to the relevant measurement period, of the S&P 500® Dividend Aristocrats Total Return Index, the S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index, and the S&P 500® Dividend Aristocrats Risk Control 10% Excess Return Index. Volatility represents the annualized standard deviation of the relevant Index's arithmetic daily returns since August 2004. The **index leverage** is the hypothetical back-tested amount of exposure of the Index to the S&P 500® Dividend Aristocrats Total Return Index and should not be considered indicative of the actual leverage that would be assigned during an investment in the Index.

Note: The historical volatility levels of the S&P 500® Dividend Aristocrats Total Return Index are presented for informational purposes only and have inherent limitations. No representation is made that in the future the S&P 500® Dividend Aristocrats Total Return Index will have volatility shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.

The hypothetical leverage factors obtained from such back-testing should not be considered indicative of the actual leverage that would result during your investment in the Index. No representation is made that the actual performance of the Index would result in leverage factors consistent with the hypothetical leverage factors displayed in the preceding graph. Actual annualized volatilities and leverage factors will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

J.P.Morgan

S&P 500® Dividend Aristocrats Index Current Composition (as of September 2013)

Constituent Name (Symbol)

3M Co	MMM	Genuine Parts Co	GPC
Abbott Laboratories	ABT	Grainger W.W. Inc	GWW
AbbVie Inc.	ABBV	HCP Inc	HCP
AFLAC Inc	AFL	Hormel Foods Corp	HRL
Air Products & Chemicals Inc	APD	Illinois Tool Works Inc	ITW
Archer-Daniels-Midland Co	ADM	Johnson & Johnson	JNJ
AT&T Inc	T	Kimberly-Clark	KMB
Automatic Data Processing	ADP	Leggett & Platt	LEG
Bard C.R. Inc	BCR	Lowe's Cos Inc	LOW
Becton Dickinson & Co	BDX	McCormick & Co	MKC
Bemis Co Inc	BMS	McDonald's Corp	MCD
Brown-Forman Corp B	BF.B	McGraw Hill Financial Inc	MHFI
Cardinal Health Inc	CAH	Medtronic Inc	MDT
Chevron Corp	CVX	Nucor Corp	NUE
Chubb Corp	CB	Pentair Ltd.	PNR
Cincinnati Financial Corp	CINF	PepsiCo Inc	PEP
Cintas Corp	CTAS	PPG Industries Inc	PPG
Clorox Co	CLX	Procter & Gamble	PG
Coca-Cola Co	KO	Sherwin-Williams Co	SHW
Colgate-Palmolive Co	CL	Sigma-Aldrich Corp	SIAL
Consolidated Edison Inc	ED	Stanley Black & Decker	SWK
Dover Corp	DOV	Sysco Corp	SYY
Ecolab Inc	ECL	T Rowe Price Group Inc	TROW
Emerson Electric Co	EMR	Target Corp	TGT
Exxon Mobil Corp	XOM	VF Corp	VFC
Family Dollar Stores Inc	FDO	Wal-Mart Stores	WMT
Franklin Resources Inc	BEN	Walgreen Co	WAG

6

J.P.Morgan

Risks associated with the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices

THE INDICES HAVE A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS — The Indices began publishing on August 24, 2010 and, therefore, have a limited history. S&P has calculated the returns that hypothetically might have been generated had the Indices existed in the past, but those calculations are subject to many limitations. Unlike historical performance, such hypothetical calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance.

THE INDICES MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM THE S&P 500® DIVIDEND ARISTOCRATS TOTAL RETURN INDEX AND MAY NOT ACHIEVE THEIR TARGET VOLATILITY — The Indices employ a mathematical algorithm designed to control the level of risk of the S&P 500® Dividend Aristocrats Total Return Index by establishing a specific volatility target and dynamically adjusting the exposure to the S&P 500® Dividend Aristocrats Risk Control Total Return Index based on its observed historical volatility. No assurance can be given that the volatility strategy will be successful or that the Indices will outperform the S&P 500® Dividend Aristocrats Total Return Index or any alternative strategy that might be employed to reduce the level of risk of the S&P 500® Dividend Aristocrats Total Return Index. We also can give you no assurance that the Indices will achieve their specific target volatility.

THE S&P 500® DIVIDEND ARISTOCRATS RISK CONTROL EXCESS RETURN INDICES ARE NOT TOTAL RETURN INDICES AND ARE SUBJECT TO SHORT-TERM MONEY MARKET FUND BORROWING COSTS — As "excess return" indices, the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices calculate the return on a leveraged or deleveraged investment in the S&P 500® Dividend Aristocrats Total Return Index where the investment was made through the use of borrowed funds. Investments linked to these "excess return" indices, which represents an unfunded position in the Underlying Index, will be subject to short-term money market fund borrowing costs and will not include the "total return" feature or cash component of a "total return" index, which represents a funded position in the S&P 500® Dividend Aristocrats Total Return Index.

THE INDICES DYNAMICALLY ADJUST EXPOSURE TO THE S&P 500® DIVIDEND ARISTOCRATS TOTAL RETURN INDEX BASED ON HISTORIC VOLATILITY THAT CAN LEAD TO AN UNDEREXPOSURE TO THE PERFORMANCE OF THE S&P 500® DIVIDEND ARISTOCRATS TOTAL RETURN INDEX — The Index represents a portfolio consisting of the S&P 500® Dividend Aristocrats Total Return Index and a borrowing cost component accruing interest based on a synthetically rolling 3-month bond, with reference to the 2-month and 3-month U.S. LIBOR rates. The Indices dynamically adjusts exposure to the S&P 500® Dividend Aristocrats Total Return Index based on the S&P 500® Dividend Aristocrats Total Return Index's historic volatility. The Indices' exposure to the S&P 500® Dividend Aristocrats Total Return Index will decrease when historical volatility causes the risk level of the S&P 500® Dividend Aristocrats Total Return Index to reach a high threshold. If, at any time, the Indices exhibit low exposure to the S&P 500® Dividend Aristocrats Total Return Index and the S&P 500® Dividend Aristocrats Total Return Index subsequently appreciates significantly, the Indices will not participate fully in this appreciation.

OUR AFFILIATE, J.P. MORGAN SECURITIES LLC, HELPED DEVELOP THE S&P 500® DIVIDEND ARISTOCRATS RISK CONTROL EXCESS RETURN INDICES — J.P. Morgan Securities LLC ("JPMS"), one of our affiliates, worked with S&P in developing the guidelines and policies governing the composition and calculation of the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices. Although judgments, policies and determinations concerning the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices were made by JPMS, JPMorgan Chase & Co., as the parent company of JPMS, ultimately controls JMPS.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the S&P 500® Dividend Aristocrats Risk Control Excess Return Indices. JPMS is under no obligation to consider your interests as an investor.

J.P.Morgan

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or product supplement.

THE S&P 500® DIVIDEND ARISTOCRATS RISK CONTROL EXCESS RETURN INDICES STRATEGY

J.P.Morgan